                                                Filed Pursuant to Rule 424(b)(3)
                                                      Registration No. 333-41699



                                 834,268 SHARES

                              HUGHES SUPPLY, INC.

                                  COMMON STOCK
                             ---------------------
     This prospectus (this "Prospectus") relates to the offering by the selling shareholders named herein (the "Selling Shareholders") of up to an aggregate of 834,268 shares of Common Stock, par value $1.00 per share (the "Common Stock"), of Hughes Supply, Inc., a Florida corporation ("Hughes Supply" or the "Company"), consisting of: (i) 7,606 shares of Common Stock (the "PPP Shares") issued pursuant to the Acquisition Agreement (the "PPP Agreement") dated September 30, 1996 by and among the Company, Palm Pool Products, Inc., a Michigan Corporation ("PPP"), and the shareholders of PPP; (ii) 356,264 shares of Common Stock (the "Shrader Shares") issued pursuant to the Acquisition Agreement (the "Shrader Agreement") dated July 25, 1997 by and among the Company, Shrader Holding Company, Inc., an Arkansas corporation ("Shrader"), and the shareholders of Shrader; (iii) 225,368 shares of Common Stock (the "Allied Shares") issued pursuant to the Acquisition Agreement (the "Allied Agreement") dated October 2, 1997 by and among the Company, Allied Metals Inc. and Allied Merger Corp., Inc., each a Texas corporation (collectively "Allied") and the shareholders of Allied; (iv) 211,482 shares of Common Stock (the "VWW Shares") issued pursuant to the Acquisition Agreement (the "VWW Agreement") dated November 4, 1997 by and among the Company, Virginia Water & Waste Supply Company, Inc., a Virginia corporation ("VWW"), and the shareholders of VWW; and
(v) 33,548 shares of Common Stock (the "APPCO Shares") issued pursuant to the Acquisition Agreement (the "APPCO Agreement") dated December 1, 1997 by and among the Company, APPCO, Inc., a North Carolina corporation ("APPCO"), and Anthony W. Bell, the sole shareholder of APPCO. The PPP Shares, the Shrader Shares, the Allied Shares, the VWW Shares and the APPCO Shares are collectively referred to herein as the "Shares."

     The Shares, when sold, will be sold by and for the account of the Selling Shareholders. The Company will not receive any proceeds from the sale of the Shares by the Selling Shareholders. See "Use of Proceeds." The Company's Common Stock is listed on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "HUG." On December 3, 1997, the last sale price for the Common Stock as reported on the NYSE was $33.313 per share.

     All expenses relating to the distribution of the Shares shall be borne by the Company, other than selling commissions and fees and expenses of counsel and other representatives of the Selling Shareholders. See "Plan of Distribution."

     SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.
                             ---------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                             ---------------------
     The Company has been advised by the Selling Shareholders that the Selling Shareholders, acting as principals for their own accounts, directly, through agents designated from time to time, or to or through broker-dealers or underwriters also to be designated, may sell all or a portion of the Shares offered hereby from time to time on terms to be determined at the time of sale. The aggregate proceeds to the Selling Shareholders from the sale of the Shares sold by the Selling Shareholders pursuant to this Prospectus will be the purchase price of such shares less any commissions. See "Plan of Distribution."

     Any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the Shares may be deemed "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), in which event any commissions received by such broker-dealers, agents or underwriters and any profit on the resale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
                             ---------------------
               The date of this Prospectus is December 15, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549-1104, and at the following regional offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at prescribed rates at the principal office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a World Wide Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. In addition, the Common Stock of the Company is traded on the NYSE, and such reports, proxy statements and other information concerning the Company can also be inspected at the offices of the NYSE, Room 401, 20 Broad Street, New York, New York 10005.

     The right to purchase one one-hundredth of a share of the Company's Series A Junior Participating Preferred Stock, no par value per share (collectively, "Rights"), is attached to each share of Common Stock, including each share of Common Stock offered hereby. Any reference in this Prospectus to the Common Stock shall include such Rights. This Prospectus, which constitutes part of the Registration Statement on Form S-3 (Registration No. 333-41699) (the "Registration Statement") filed by the Company with the Commission under the Securities Act, omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby. This Prospectus does not contain all information set forth in the Registration Statement. Certain parts of the Registration Statement have been omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement which can be inspected at the public reference rooms at the offices of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or portions thereof, filed by the Company with the Commission under the Exchange Act and the Securities Act, are incorporated herein by reference:

          (a) Hughes Supply's Annual Report on Form 10-K (File No. 001-08772) for the year ended January 31, 1997;

          (b) Hughes Supply's Quarterly Report on Form 10-Q (File No. 001-08772) for the quarter ended April 30, 1997;

          (c) Hughes Supply's Quarterly Report on Form 10-Q (File No. 001-08772) for the quarter ended July 31, 1997;

          (d) Hughes Supply's Proxy Statement for the Annual Meeting of Shareholders held on May 20, 1997;

          (e) Hughes Supply's Registration Statement on Form S-3 (File No. 333-27937), as filed with the Commission on May 28, 1997; and

          (f) Hughes Supply's Current Report on Form 8-K (File No. 333-27937), as filed with the Commission on September 22, 1997.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing thereof. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or to any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statements so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents referred to above which shall have been or may be incorporated in this Prospectus by reference (not including exhibits to such information, unless such exhibits are specifically incorporated by reference into such information). Requests for such copies shall be directed to Hughes Supply, Inc., Attention: J. Stephen Zepf, Treasurer and Chief Financial Officer, at 20 North Orange Avenue, Suite 200, Orlando, Florida 32801, telephone number (407) 841-4755.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements and related notes thereto incorporated by reference in this Prospectus. As used in this Prospectus, unless the context indicates otherwise, the terms "Company" and "Hughes Supply" mean Hughes Supply, Inc., its subsidiaries and its predecessors. The Company's fiscal year ends on the last Friday in January of each year.

                                  THE COMPANY

     Hughes Supply is one of the largest diversified wholesale distributors of materials, equipment and supplies for the construction and industrial markets operating primarily in the southeastern and midwestern United States. As of January 31, 1997, the Company distributed more than 130,000 products through 272 branches located in 25 states and Puerto Rico. The Company's customers are subcontractors, general contractors, utilities, municipalities and manufacturers. Management believes that the Company holds a significant market share in a majority of its local markets and is one of the largest distributors of its range of products in the southeastern and midwestern United States. The Company's largest geographic market is Florida (representing approximately 36% of fiscal 1997 net sales), which is one of the largest commercial and residential construction markets in the United States.

     The products which the Company distributes are used in new construction for commercial, residential, utility and industrial applications and for replacement and renovation projects. Such products include materials and supplies associated with the Company's nine major product groups as follows: electrical; plumbing; water and sewer; air conditioning and heating; industrial pipe, valves and fittings; building materials; electric utilities; water systems; and pool equipment and supplies. Each product group is sold by the Company's own specialized and experienced sales force consisting of outside sales representatives and inside account executives. Management believes that the Company's mix of commercial, residential, utility and industrial business, geographic diversification and multiple product groups reduces the impact of economic cycles on the Company's net sales and profitability. Management believes that no other company competes against it across all of its product groups.

     The Company's principal business objective is to achieve profitable growth, both internally and through selective acquisitions, primarily in existing and contiguous geographic markets. The Company has grown internally through increases in comparable branch net sales and new branch openings and the addition of new product groups. Since January 29, 1993, the Company has opened 52 new branches (exclusive of new branches acquired through acquisitions). In addition, the Company continues to pursue an active acquisition program as a result of opportunities presented by the substantial size and highly fragmented ownership structure of its industry. Based upon estimates available to the Company, industry sales in the United States of products sold by the Company exceeded $100 billion in 1996, and no wholesale distributor of these products accounted for more than 3.5% of the total market. Since January 29, 1993, the Company has completed 46 acquisitions representing 147 branches. In addition to increased geographic penetration, acquisitions often provide opportunities for the Company to gain market share and to enhance and diversify product offerings. Management believes that the most cost effective way for the Company to enter new geographic markets is through acquisitions.

     The Company's acquisition strategy is to acquire profitable distribution businesses with strong management and well-developed market positions and customer franchises. Acquisitions can generally be categorized as fill-in acquisitions or new market acquisitions. Fill-in acquisitions are generally smaller in size and represent new branches within existing product groups and existing geographic markets. Since January 29, 1993, the Company has completed fill-in acquisitions of 40 branches, and management believes that significant additional fill-in acquisition opportunities are available.

     New market acquisitions represent the addition of new product groups, within related commercial construction and industrial products categories, or the entry into new geographic markets, or both. During the last four fiscal years, the Company has increasingly focused on new market acquisitions with the goal of adding products and product groups with higher gross margins, increasing sales to the replacement and industrial markets (which tend to be less cyclical than new construction markets), achieving greater geographic diversification and developing additional opportunities for future fill-in acquisitions and new branch openings. Recent new market acquisitions completed by the Company include: (i) The Treaty Distribution Group, resulting in a significant increase in the Company's water and sewer products business in new geographic markets; (ii) Moore Electric Supply, Inc., resulting in a significant increase in the Company's electrical products business in new geographic markets; (iii) Florida Pipe & Supply Company, the Company's initial entry into the industrial pipe, valve and fitting market; (iv) Electric Laboratories and Sales Corporation and ELASCO Agency Sales, Inc. (collectively, "ELASCO"), resulting in a significant increase in the Company's electric utilities business in new geographic markets; (v) PVF Holdings, Inc., resulting in a significant increase in the Company's industrial pipe, valve and fitting business in new geographic markets; (vi) Sunbelt Supply Co., resulting in a significant increase in the Company's valve and fitting business in new geographic markets; and (vii) Metals, Incorporated, Stainless Tubular Products, Inc., and Metals, Inc. -- Gulf Coast Division, resulting in a significant increase in the Company's specialty pipe, valve and fitting business as well as the metal fabrication business in new geographic markets.

     The Company's operating strategy is based on decentralizing customer related functions at the branch level, such as sales and local inventory management, and centralizing certain administrative functions at the corporate level, such as credit, human resources, finance and accounting, legal and management information systems. Other key elements of the Company's operating strategy include:

        - Comprehensive and diversified product groups;

        - Superior customer service;

        - Local market focus;

        - Well-trained and experienced workforce; and

        - Volume purchasing power.

     Hughes Supply differentiates itself from consumer-oriented, large format, do-it-yourself ("DIY") home center retailers with respect to the type of customer served, breadth of products offered and level of service provided. Management believes that the Company's customers, unlike DIY customers, are typically professionals who choose their building materials suppliers primarily on the basis of product availability, price, relationships with sales personnel, and the quality and scope of services offered by such suppliers. Furthermore, professional customers generally buy in large volumes, are involved in ongoing jobs or projects lasting months or years resulting in repeat buying situations, and require specialized services not typically provided by large format DIY home center retailers. Customer services provided by the Company include credit, design assistance, material specifications, scheduled job site delivery, job site visits to ensure satisfaction, technical product services, including blueprint take-off and computerized order quotes, and assistance with product returns. Accordingly, the Company has been able to serve customer groups that large format DIY home center retailers generally do not emphasize.

     As a result of the Company's operating and acquisition strategies, net sales increased to $1.5 billion in fiscal 1997 from $827.3 million in fiscal 1994, a compound annual growth rate of 22.4%; operating income increased to $59.3 million in fiscal 1997 from $16.8 million in fiscal 1994, a compound annual growth rate of 52.2%; and the number of branches increased to 272 branches at the end of fiscal 1997 from 151 branches at the end of fiscal 1994, a compound annual growth rate of 22.2%.

     Hughes Supply was founded as a general partnership in Orlando, Florida in 1928 and was incorporated as a Florida corporation in 1947. The Company's executive offices are located at 20 North Orange Avenue, Suite 200, Orlando, Florida 32801, and its telephone number is (407) 841-4755.

                                  RISK FACTORS

     For a discussion of certain factors that should be considered by prospective purchasers of the Common Stock offered hereby, see "Risk Factors."

                           FORWARD-LOOKING STATEMENTS

     This Prospectus, including the information incorporated by reference herein, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, and is subject to the safe-harbor created by such sections. When used in this Prospectus, the words "believe," "anticipate," "estimate," "expect," and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to be correct. The Company's actual results may differ significantly from the results discussed in such forward-looking statements. Certain factors that might cause such differences include, but are not limited to, the "Risk Factors" described herein.

                                  THE OFFERING

Common Stock being offered hereby...........................  834,268 shares
Common Stock outstanding (as of November 30, 1997)(1).......  18,824,314 shares
Common Stock to be outstanding after this offering(2).......  18,824,314 shares
NYSE symbol.................................................  HUG

---------------

(1) Includes all shares offered hereby.
(2) Assumes all shares offered hereby have been sold. Because the Selling Shareholders may sell all, some or none of the respective shares pursuant to this Prospectus, no actual estimate can be made of the aggregate number of shares that each Selling Shareholder will own upon completion of the offering to which this Prospectus relates.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               FISCAL YEARS ENDED                             SIX MONTHS ENDED
                       -------------------------------------------------------------------   -------------------
                       JANUARY 31,   JANUARY 26,   JANUARY 27,   JANUARY 28,   JANUARY 29,   JULY 31,   JULY 31,
                          1997          1996          1995          1994          1993         1997       1996
                       -----------   -----------   -----------   -----------   -----------   --------   --------
STATEMENTS OF INCOME
  DATA:
Net sales............  $1,516,088    $1,242,446     $994,811      $827,251      $676,465     $882,779   $745,317
Cost of sales........   1,200,179       989,214      797,123       664,696       547,636      693,752    594,378
                       ----------    ----------     --------      --------      --------     --------   --------
Gross profit.........     315,909       253,232      197,688       162,555       128,829      189,027    150,939
Operating expenses...     256,636       213,946      170,617       145,749       119,340      149,934    124,876
                       ----------    ----------     --------      --------      --------     --------   --------
Operating income.....      59,273        39,286       27,071        16,806         9,489       39,093     26,063
Interest expense.....      13,520         9,380        6,414         6,048         5,774        8,414      5,926
Interest and other
  income.............       5,953         4,961        3,203         3,679         4,072        2,480      3,608
                       ----------    ----------     --------      --------      --------     --------   --------
Income before income
  taxes..............      51,706        34,867       23,860        14,437         7,787       33,159     23,745
Income taxes.........      19,178        11,661        7,979         4,710         1,734       13,099      9,024
                       ----------    ----------     --------      --------      --------     --------   --------
Net income...........  $   32,528    $   23,206     $ 15,881      $  9,727      $  6,053     $ 20,060   $ 14,721
                       ==========    ==========     ========      ========      ========     ========   ========
Earnings per
  share:(1)
  Primary............  $     2.05    $     1.82     $   1.34      $   0.95      $   0.60     $   1.12   $   1.01
                       ==========    ==========     ========      ========      ========     ========   ========
  Fully diluted......  $     2.05    $     1.80     $   1.32      $   0.90      $   0.60     $   1.12   $   1.01
                       ==========    ==========     ========      ========      ========     ========   ========
Cash dividends per
  share(1)...........  $     0.25    $     0.20     $   0.15      $   0.11      $   0.08     $   0.15   $   0.12
                       ==========    ==========     ========      ========      ========     ========   ========
Pro forma earnings
  per share:(1)(2)
  Primary............  $     2.00    $     1.62     $   1.21      $    .85      $    .50     $    N/A   $    .98
  Fully diluted......  $     2.00    $     1.61     $   1.20      $    .81      $    .50     $    N/A   $    .98
OPERATING DATA:
Branches at end of
  period.............         272           226          182           151           136          302        244
Comparable branch
  sales increases
  (decreases)(3).....          8%           11%          14%           18%           (1%)          7%        11%

                                                                   AS OF             AS OF
                                                              JANUARY 31, 1997   JULY 31, 1997
                                                              ----------------   --------------
BALANCE SHEET DATA (END OF PERIOD):
Working capital.............................................      $330,388          $372,304
Total assets................................................       649,502           748,476
Long-term debt, less current portion........................       221,988           262,096
Shareholders' equity........................................       278,934           307,585

---------------

(1) All per share data has been restated to give retroactive effect to the three-for-two stock split applicable for shareholders of record as of July 10, 1997. Issue date for the additional shares was July 17, 1997.
(2) Pro forma earnings per share assumes that the earnings of ELASCO, a Subchapter S corporation acquired by the Company on April 26, 1996, and Metals, Incorporated and Stainless Tubular Products, Inc., also Subchapter S corporations acquired by the Company on January 24, 1997, would have been taxed at the Company's effective rate for each period presented.
(3) Comparable branch sales increases (decreases) are calculated for each period presented by comparing the net sales results in the period with the net sales results for the comparable prior year period (for branches that were open for the entire duration of both periods).

                                  RISK FACTORS

     In addition to the other information included or incorporated by reference in this Prospectus, prospective investors should consider carefully the following information relating to the Company and the Common Stock before making an investment in the Common Stock offered hereby.

RISKS OF ACQUISITION STRATEGY

     A significant portion of the Company's growth strategy is based upon the acquisition of other building products businesses. During the normal course of its business, the Company pursues suitable acquisition opportunities in selected markets. There can be no assurance, however, that the Company will be able to continue to identify and acquire appropriate businesses or obtain financing for such acquisitions on satisfactory terms. In addition, no assurance can be given that the Company will be successful in integrating acquired businesses into its existing operations, or that such integration will not result in unforeseen operational difficulties or require a disproportionate amount of management's attention. Future acquisitions may be financed through the incurrence of additional indebtedness or through the issuance of Common Stock, preferred stock or the issuance of equity-linked securities, which may be dilutive to the Company's shareholders. Furthermore, there can be no assurance that competition for acquisition opportunities in the building products industry will not escalate, thereby increasing the cost to the Company of making further acquisitions or causing the Company to refrain from making further acquisitions.

DEPENDENCE ON CONSTRUCTION MARKETS, ESPECIALLY IN FLORIDA

     Demand for the Company's products depends to a significant degree on the commercial, residential and industrial construction markets. The level of activity in the commercial construction market depends largely on vacancy and absorption rates, interest rates, regional economic outlooks, the availability of financing and general economic conditions. The level of activity in the residential construction market depends on new housing starts and residential renovation projects, which are a function of many factors, including interest rates, availability of financing, housing affordability, unemployment, demographic trends, gross domestic product growth and consumer confidence. The level of activity in the industrial construction market is linked to the industrial economic outlook, corporate profitability, interest rates and capacity utilization. Consequently, the level of activity in the commercial, residential and industrial construction markets is determined by factors that are not within the Company's control. Moreover, since such markets are sensitive to cyclical changes in the economy, future downturns in the economy or lack of further improvement in the economy could negatively affect the Company's results of operations, especially in Florida which accounted for approximately 36% of the Company's net sales in fiscal 1997.

UNCERTAINTY OF SUPPLY AND PRICE OF PRODUCTS

     The Company distributes construction materials and supplies manufactured by over 6,000 manufacturers and suppliers, no one of which accounted for more than 5% of the Company's total purchases during fiscal 1997. Although the Company has a widely diversified base of suppliers, future supply shortages may occur from time to time as a result of unanticipated demand or production difficulties. In such cases, suppliers often allocate products among distributors, which could have a short-term adverse effect on the Company's results of operations. Although the Company has entered into strategic partnerships with certain suppliers, if the Company fails to maintain such strategic partnerships or if such suppliers cease to offer competitive pricing terms, the Company's results of operations may be adversely affected.

COMPETITION

     The building products industry is highly competitive and fragmented. The principal competitive factors in the Company's business are availability of materials and supplies, pricing of products, availability of credit, technical product knowledge as to application and usage, and advisory and other service capabilities. The Company competes with other wholesalers, manufacturers who sell certain lines directly to contractors and other customers of the Company and, to a limited extent, retailers in the markets for plumbing, electrical fixtures and supplies, building materials, pool supplies and contractor's tools. The Company's competition varies by product line, customer classification and geographic market. No assurance can be given that the Company will be able to respond effectively to the competitive pressures created by those entities, especially since certain of those entities have substantially greater financial and other resources than those of the Company.

RELIANCE ON EXECUTIVE OFFICERS

     The Company is highly dependent upon the skills, experience and efforts of its executive officers. Loss of the services of one or more of the Company's executive officers could have a material adverse effect on the Company's business and development. The Company's continued growth also depends in part on its ability to attract and retain qualified managers, salespersons and other key employees, and on its executive officers' ability to manage growth successfully. No assurance can be given that the Company will be able to attract and retain such employees or that such executive officers will be able to manage growth successfully.

LIMITATIONS ON PAYMENT OF DIVIDENDS

     The amount of future dividends, as well as the decision to pay any dividends, in respect of the Common Stock will depend on the Company's results of operations, capital requirements and financial condition and other factors that the Board of Directors deems relevant. In addition, certain debt instruments and agreements to which the Company and its subsidiaries are or may in the future become parties contain or may contain restrictive covenants and provisions that limit the amount of dividends payable by the Company.

VOLATILITY OF MARKET PRICE FOR COMMON STOCK

     There may be significant volatility in the market price for the Common Stock. Operating results of the Company or of other companies participating in the building products industry, changes in general economic conditions and the financial markets, or other developments affecting the Company or its competitors could cause the market price for the Common Stock to fluctuate substantially. See "Dependence on Construction Markets, Especially in Florida" above.

                                USE OF PROCEEDS

     The Common Stock offered hereby is being offered for the accounts of the respective Selling Shareholders. The Company will receive no proceeds from the sale of such shares.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the ownership of the Common Stock by each of the Selling Shareholders. Each of the Selling Shareholders has sole voting and investment power with respect to such shares.

                                                                                               SHARES
                                                                                            BENEFICIALLY
                                                                                          OWNED AFTER THE
                                                 NUMBER OF SHARES      NUMBER OF SHARES     OFFERING(1)
               NAME OF SELLING                 BENEFICIALLY OWNED AS    REGISTERED FOR    ----------------
                 SHAREHOLDER                    OF DECEMBER 4, 1997     SALE HEREBY(1)    NUMBER   PERCENT
               ---------------                 ---------------------   ----------------   ------   -------
Graham Clements(2)...........................          54,000                3,803        54,000      *
  3349 South Shores Circle
  West Bloomfield, Michigan 48323
Donald Telman(2).............................          60,394                3,803        60,394      *
  2650 Norwood
  Bloomfield, Michigan 48302
Ronnie J. Shrader(3).........................         310,093              310,093             0      *
  581 Oakridge
  Austin, Arkansas 72007
Shrader Family, LLC(3).......................          32,992               32,992             0      *
  581 Oakridge
  Austin, Arkansas 72007
Ronnie J. and Yvonne A. Shrader(3)...........           3,450                3,450             0      *
  581 Oakridge
  Austin, Arkansas 72007
Sonny Properties, Inc., Trustee for(3).......           9,729                9,729             0      *
  Ronnie J. and Yvonne A. Shrader
  581 Oakridge
  Austin, Arkansas 72007
Offenhauser Company(4).......................          33,079               33,079             0      *
  P.O. Box 230068
  Houston, Texas 77223
Charles P. and/or Sandra K. Berger(4)........          30,142               30,142             0      *
  8006 Rebawood
  Humble, Texas 77346
Charles F. Offenhauser(4)....................          25,521               25,521             0      *
  P.O. Box 1371
  Port Aransas, Texas 78373
Timothy S. Kostom(4).........................          17,166               17,166             0      *
  1507 West T.C. Jester
  Houston, Texas 77008
Paula C. Offenhauser(4)......................          16,579               16,579             0      *
  1239 Turnbury Oak
  Houston, Texas 77055
George Offenhauser(4)........................          10,998               10,998             0      *
  1002 Briarcreek Drive
  Friendswood, Texas 77546
Victoria O. Bates(4).........................          10,264               10,264             0      *
  6914 Afton Woods Drive
  Houston, Texas 77055
Rosa Lee Kostom(4)...........................           8,449                8,449             0      *
  1507 West T.C. Jester
  Houston, Texas 77008
Mae Ola Grebe(4).............................           6,635                6,635             0      *
  P.O. Box 2004
  Brenham, Texas 77833

                                                                                               SHARES
                                                                                            BENEFICIALLY
                                                                                          OWNED AFTER THE
                                                 NUMBER OF SHARES      NUMBER OF SHARES     OFFERING(1)
               NAME OF SELLING                 BENEFICIALLY OWNED AS    REGISTERED FOR    ----------------
                 SHAREHOLDER                    OF DECEMBER 4, 1997     SALE HEREBY(1)    NUMBER   PERCENT
               ---------------                 ---------------------   ----------------   ------   -------
Rosalie H. Offenhauser(4)....................           6,325                6,325            0       *
  1002 Briar Creek Drive
  Friendswood, Texas 77546
M.F. Offenhauser(4)..........................           6,073                6,073            0       *
  c/o Offenhauser Company
  P.O. Box 230068
  Houston, Texas 77223
C.F. Offenhauser and Shirley
  Offenhauser(4).............................           6,011                6,011            0       *
  P.O. Box 1371
  Port Aransas, Texas 78373
Oscar Lee Towns and/or Shirley A. Towns(4)...           6,000                6,000            0       *
  1016 Richelieu
  Houston, Texas 77018
Naomi Kostom(4)..............................           5,979                5,979            0       *
  2319 West T.C. Jester
  Houston, Texas 77008
Teddy M. and/or Letha Dwigans(4).............           5,502                5,502            0       *
  1011 Candlelight
  Houston, Texas 77018
Mary Lizabeth Offenhauser(4).................           5,234                5,234            0       *
  23126 South Warmstone Way
  Katy, Texas 77494
Shirley M. Offenhauser(4)....................           4,904                4,904            0       *
  P.O. Box 1371
  Port Aransas, Texas 78373
Deborah O. Tullos -- DLO Trust(4)............           4,007                4,007            0       *
  1975 West Geronimo Trail
  Cleveland, Texas 77327
Charles F. Offenhauser, Jr. -- DLO
  Trust(4)...................................           3,005                3,005            0       *
  c/o Paula C. Offenhauser Daisey Lee
  Offenhauser Testamentary Trust F/B/O
  Charles F. Offenhauser
  1239 Turnbury Oak
  Houston, Texas 77055
John M. Offenhauser -- DLO Trust(4)..........           2,711                2,711            0       *
  c/o Paula C. Offenhauser Daisey Lee
  Offenhauser Testamentary Trust F/B/O
  John M. Offenhauser
  1239 Turnbury Oak
  Houston, Texas 77055
Shirley H. Chauvin (Bergeron)(4).............           2,560                2,560            0       *
  9183 False River Road
  New Roads, LA 70760
Dorothy Halpen Kolb(4).......................           2,560                2,560            0       *
  7420 Rienzi
  Baton Rouge, LA 70809
Walter Miller(4).............................           2,098                2,098            0       *
  4312 South 31st Street, #32
  Temple, Texas 76502
Eula S. Miller(4)............................           1,909                1,909            0       *
  4312 South 31st Street, #32
  Temple, Texas 76502

                                                                                               SHARES
                                                                                            BENEFICIALLY
                                                                                          OWNED AFTER THE
                                                 NUMBER OF SHARES      NUMBER OF SHARES     OFFERING(1)
               NAME OF SELLING                 BENEFICIALLY OWNED AS    REGISTERED FOR    ----------------
                 SHAREHOLDER                    OF DECEMBER 4, 1997     SALE HEREBY(1)    NUMBER   PERCENT
               ---------------                 ---------------------   ----------------   ------   -------
Wayne Overstreet(4)..........................           1,657                1,657            0       *
  4035 West Main
  Houston, Texas 77027
Ronald L. Whitney(5).........................          63,445               63,445            0       *
  1403 Stonehenge Rd.
  Charleston, W. Virginia 25314
John F. Bedick(5)............................          63,445               63,445            0       *
  #4 Walking Horse Lane
  Scott Depot, W. Virginia 25560
Robert Steven Clay(5)........................          42,296               42,296            0       *
  2604 Avenham Avenue
  Roanoke, Virginia 24014
David Dove Burns, Jr.(5).....................          42,296               42,296            0       *
  1812 Ashbury Drive
  Roanoke, Virginia 24012
Anthony W. Bell(6)...........................          33,548               33,548            0       *
  8929 Blair Road
  Charlotte, NC 28227

---------------

  * Less than 1%.

(1) Assumes all shares offered hereby have been sold. Because the Selling Shareholders may sell all, some or none of their respective shares pursuant to this Prospectus, no actual estimate can be made of the aggregate number of shares that each Selling Shareholder will own upon completion of the offering to which this Prospectus relates.

(2) On September 30, 1996, the Company, pursuant to the PPP Agreement, exchanged 94,364 shares of Common Stock of the Company for all of the outstanding shares of PPP, subject to adjustment, if necessary, to reflect any change in the net asset value of PPP from the assumed value at the date of the PPP Agreement to the value determined under the PPP Agreement at the closing date. At closing, 10,486 shares of Common Stock were delivered in escrow under the terms of the Escrow Agreement (as defined in the PPP Agreement). Of those 10,486 shares, 2,880 have been returned to the Company based on a decrease in the net asset value of PPP from the assumed value at the date of the PPP Agreement, and 7,606 Shares have been delivered to the shareholders of PPP. Messrs. Clements and Telman were each shareholders of PPP prior to the consummation of that transaction. See Note (7) below.

(3) On July 25, 1997, the Company, pursuant to the Shrader Agreement, exchanged 356,264 shares of Common Stock of the Company for all of the outstanding shares of Shrader and certain real estate leased to Shrader from its shareholders, subject to adjustment, if necessary, to reflect any change in the net asset value of Shrader from the assumed value at the date of the Shrader Agreement to the value determined under the Shrader Agreement at the closing date. At closing, 34,455 shares of Common Stock were delivered in escrow under the terms of the Escrow Agreement (as defined in the Shrader Agreement) and may be returned to the Company or additional shares may be issued to the sole shareholder of Shrader based upon a finalization of the net asset value of Shrader as of the closing date. Mr. Ronnie Shrader, Mrs. Yvonne Shrader, Shrader Family, LLC and Sonny Properties, Inc., trustee for Ronnie J. Shrader and Yvonne A. Shrader, were each shareholders of Shrader prior to its acquisition by the Company. See Note (7) below.

(4) On October 2, 1997, the Company, pursuant to the Allied Agreement, acquired Allied from its shareholders for the aggregate base price of $6,250,000 (the "Base Price"), subject to adjustment, if necessary, to increase or decrease the price from the Base Price to the Final Adjusted Price (as defined in the Allied Agreement) to reflect any change in the value of Allied from the assumed value of $5,463,568.

    Pursuant to the Allied Agreement, each Allied shareholder received, in consideration for the cancellation of his or her Allied common stock, his or her Ratable Interest (as defined in the Allied Agreement) in the Base Price in the form of either cash or shares of the Company's Common Stock. Each Allied shareholder holding three hundred (300) or more shares of Allied common stock was entitled to exchange his or her shares of Allied common stock for the right to receive Common Stock of the Company at $26.04 per share (the "Allied Share Price"). Each Allied shareholder holding fewer than three hundred (300) shares of Allied common stock, exchanged his or her shares of Allied Common Stock for the right to receive $136.56 in cash for each share of Allied Common Stock. The Base Price was paid by the Company at closing by delivery of consideration consisting of 225,368 shares of Common Stock of the Company, with an aggregate value as determined under the Allied Agreement at the Allied Share Price of $5,868,583, and $381,962 in cash. At closing, 22,538 shares of Common Stock of the Company with an aggregate value of $588,061 and $38,200 in cash was delivered in escrow under the terms of the Escrow Agreement (as defined in the Allied Agreement) as security in the event the Final Adjusted Price is determined to be less than or more than the Base Price. In the event the Final Adjusted Price is determined to be less than or more than the Base Price, the amount of such difference will be returned to the Company or paid by the Company, as the case may be, in the form initially distributed to the Allied shareholder (Common Stock or cash). Any difference paid in Common Stock shall be calculated at the Allied Share Price. Charles P. Berger, Sandra K. Berger, Charles F. Offenhauser, Timothy S. Kostom, George Offenhauser, Rosalie Offenhauser, C.F. Offenhauser, Shirley Offenhauser, Teddy M. Dwigans, Letha Dwigans, Shirley M. Offenhauser, Paula C. Offenhauser, Victoria O. Bates, Rosa Lee Kostom, Mae Ola Grebe, M. F. Offenhauser, Oscar Lee Towns, Shirley
    A. Towns, Naomi Kostom, Mary Lizabeth Offenhauser, Deborah O. Tullos -- DLO Trust, Charles F. Offenhauser, Jr. -- DLO Trust, John M. Offenhauser -- DLO Trust, Shirley H. Chauvin, Dorothy Halpen Kolb, Walter Miller, Eula S. Miller, Wayne Overstreet and the Offenhauser Company were each shareholders of Allied prior to its acquisition by the Company. See Note (7) below.

(5) On November 4, 1997, the Company, pursuant to the VWW Agreement, exchanged 211,482 shares of Common Stock of the Company for all of the outstanding shares of VWW, subject to adjustment, if necessary, to reflect any change in the net asset value of VWW from the assumed value at the date of the VWW Agreement to the value determined under the VWW Agreement at the closing date. At closing, 23,498 shares of Common Stock were delivered in escrow under the terms of the Escrow Agreement (as defined in the VWW Agreement) and may be returned to the Company or additional shares may be issued to the VWW shareholders based upon a finalization of the net asset value of VWW as of the closing date. Messrs. Whitney, Bedick, Clay and Burns were each shareholders of VWW prior to its acquisition by the Company. See Note (7) below.

(6) On December 2, 1997, the Company, pursuant to the APPCO Agreement, acquired APPCO from its shareholder for an aggregate base price of $1,300,000 (the "Base Price"), subject to adjustment, if necessary, to increase or decrease the Base Price to the Final Adjusted Price (as defined in the APPCO Agreement). The Base Price was paid by the Company at closing by delivery of consideration consisting of 33,548 shares of Common Stock of the Company with an aggregate value, as determined under the APPCO Agreement at $31.00 per share (the "APPCO Agreement Share Price"), of $1,039,988. At closing, 8,388 shares of Common Stock with an aggregate value of $260,028 were delivered in escrow under the terms of the Escrow Agreement (as defined in the APPCO Agreement) as security to be returned to the Company or paid by the Company, as the case may be, in the event the Final Adjusted Price is determined to be more than or less than the Base Price. In the event that the Final Adjusted Price is determined to be more than or less than the Base Price, the amount of such difference shall be paid by the Company or returned to the Company in shares of Common Stock of the Company at the APPCO Share Price. Mr. Bell was the sole shareholder of APPCO prior to its acquisition by the Company. See Note (7) below.

(7) The registration under the Securities Act of the shares offered hereby to permit resale of the shares by the respective Selling Shareholders after the closing of the acquisition or share exchange, as applicable, was, in each case, a condition of the acquisition or share exchange under the applicable agreement.

                              PLAN OF DISTRIBUTION

     The Shares offered hereby are being offered by the respective Selling Shareholders. The Company will receive no proceeds from the sale of any of the Shares by the Selling Shareholders. The sale of the Shares may be effected by the Selling Shareholders from time to time in transactions in the over-the-counter market, on the NYSE or on other exchanges on which the Shares may be listed, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Such shares may be sold by one or more of the following: (a) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) an exchange distribution in accordance with the rules of such exchange; and (d) ordinary brokerage transactions, transactions directly with a market maker, and transactions in which the broker solicits purchasers. In effecting sales, brokers or dealers engaged by a Selling Shareholder may arrange for other brokers or dealers to participate. In addition, and without limiting the foregoing, the Selling Shareholders may effect such transactions by selling the Shares to or through underwriters or broker-dealers, and such underwriters or broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Shares for whom such underwriters or broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular underwriter or broker-dealer might be in excess of customary commissions).

     In connection with distribution of the Shares of Common Stock or otherwise, the Selling Shareholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the Shares registered hereunder in the course of hedging the positions they assume with Selling Shareholders. The Selling Shareholders may also sell Shares short and redeliver the Shares of Common Stock to close out such short positions. The Selling Shareholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the Shares of Common Stock registered hereunder, which the broker-dealer may resell or otherwise transfer pursuant to this Prospectus. The Selling Shareholders may also loan or pledge the Shares registered hereunder to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default the broker-dealer may effect sales of the pledged Shares pursuant to this Prospectus.

     To the extent required, the number of Shares to be sold, the purchase price, the name of any such agent, dealer or underwriter and any applicable commissions with respect to a particular offer will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Shareholders from the sale of the Shares sold by the Selling Shareholders hereby will be the purchase price of such Shares less any broker's commissions or underwriters' discounts. In addition, any securities covered by this Prospectus which qualify for sale under Rule 144 under the Securities Act ("Rule 144") may be sold under Rule 144 rather than pursuant to this Prospectus.

     In order to comply with the securities laws of certain states, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Any broker-dealers, agents or underwriters that participate with the Selling Shareholders in the distribution of the Shares may be deemed to be "underwriters" within the meaning of the Securities Act, in which event any commissions received by such broker-dealers, agents, or underwriters and any profit on their sale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Shares may not simultaneously engage in market making activities with respect to the Common Stock of the Company for a period of two business days prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Shareholder will be subject to applicable provisions of the

Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of shares of the Company's Common Stock by the Selling Shareholders.

     The Company agreed to register the Shares under the Securities Act and to indemnify certain Selling Shareholders against certain liabilities under the Securities Act that could arise in connection with the sale by such Selling Shareholders of the Shares. The Company has agreed to pay certain fees and expenses incident to the registration of the Shares. The Company has agreed to use its best effort to maintain the effectiveness of the Registration Statement of which this Prospectus constitutes a part for a period of two years from the respective dates on which the transactions with each Selling Shareholder were consummated.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the issuance of the Shares offered hereby will be passed upon for the Company by its General Counsel, Benjamin P. Butterfield, Esq.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference to the Company's Annual Report on Form 10-K for the year ended January 31, 1997, have been so incorporated in reliance on the report of Price Waterhouse LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

======================================================

  No person has been authorized to give any information or make any representations in connection with this offering other than those contained in this Prospectus and, if given or made, such other information and representations must not be relied upon as having been authorized by the Company or the Selling Shareholders. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company subsequent to its date. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the registered securities to which it relates. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, such securities in any circumstances in which such offer or solicitation is unlawful.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents By
  Reference...........................    3
Prospectus Summary....................    4
Risk Factors..........................    8
Use of Proceeds.......................    9
Selling Shareholders..................   10
Plan of Distribution..................   14
Legal Matters.........................   15
Experts...............................   15

======================================================
======================================================

                                 834,268 SHARES

                              HUGHES SUPPLY, INC.

                                  COMMON STOCK
                           -------------------------
                                   PROSPECTUS
                           -------------------------
                            DATED DECEMBER 15, 1997

======================================================